UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B DE C.V. INFORMS REGARDING
DETAILS OF CREDIT AGREEMENTS FOR SOME OF ITS AIRPORTS

Guadalajara, Jalisco, Mexico, April 15, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that, effective April 10, 2013, GAP has established an additional line of credit for the Guadalajara, Los Cabos, Puerto Vallarta,  Hermosillo and Guanajuato airports for a total of Ps. 459.35 million.

GAP selected BBVA BANCOMER as the institution for this line of credit.

This credit will be used to finance committed capital investments for 2013 and 2014 pursuant to the Master Development Programs for each of the airports mentioned above. The line of credit will be drawn-down by each airport in the following manner:

                                                                                 (amounts in millions of pesos)
AIRPORT	2013	2014	TOTAL AMOUNT
Guadalajara	128.74	123.26	252.00
Los Cabos	63.30	67.80	131.10
Puerto Vallarta	25.37	22.33	47.70
Hermosillo	4.77	9.78	14.55
Guanajuato	9.45	4.55	14.00
TOTAL	231.63	227.72	459.35

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 3801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

The most important terms of the credit contracts are the following:

Interest rate	The 91-day Tasa de Interés Interbancaria de Equilibrio (TIIE) plus 133 basis points for the 2013 disbursements and 138 basis points for the 2014 disbursements
Interest payment period	Quarterly
Amortization and interest payment	Twenty eight (28) equal and consecutive quarterly payments, starting three (3) months after each disbursement
Maturity of each disbursement	7 years after each disbursement
Initial commission	0.60% upon signing the contract
Guarantees	Without actual guarantees other than cross guarantees between the airports mentioned above obtaining funding

It is worth mentioning that, at the close of 4Q12, the remaining balance for funding obtained during the 2007-2012 period from financial institutions for capital investments committed pursuant to the Master Development Programs for the airports that obtained funding, was approximately Ps. 2,012.72 million. As of this date, the Company has made timely capital and interest payments on all of these loans as well as on the Company’s other committed obligations.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 15, 2013